

October 13, 2010

Mr. Herman F. Dick, Jr.
Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, OH 43228-0183

     Re: Core Molding Technologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Definitive Proxy Statement on Schedule 14A filed April 16, 2010
           Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
           File No. 001-12505

Dear Mr. Dick:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.   Please revise the cover page in future filings to identify your preferred stock purchase rights as being registered under Section 12(b) of the Exchange Act. In this regard, we note the Form 8-A filed on July 19, 2007.

Index to Exhibits, page 58

2.   We note that you did not file on EGDAR any of the appendices to the supply agreement identified as exhibit 10(a). We also note that the request for confidential treatment does not appear to cover these appendices. Please advise.

3.   We note that you did not file on EDGAR any of the schedules to the supply agreement identified as exhibit 10(b). We also note that the request for confidential treatment does

not appear to cover all of these schedules. Please advise.

4.   We note that you did not file on EGDAR all of the schedules to the credit agreement identified as exhibit 10(d). We also note that you did not file on EGDAR the attachments to exhibits K and L to the credit agreement. Please file your complete credit agreement, including all schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

5.   In future annual and quarterly filings please:
- expand your discussion of net sales to address and quantify the impact that volume sold, number of tooling projects completed and/or selling price had on fluctuations in sales from period-to-period;
- revise your discussion of gross margin to also quantify your raw material costs, energy costs, and any other costs that significantly impact changes in cost of sales from period-to-period; and
- quantify the significant reasons you identify for changes in SG&A expenses.
See Sections 501.04 and 501.12 of the Codification of Financial Reporting Policies for guidance.

Liquidity and Capital Resources, page 22

6.   Given the importance of available funding to your business, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Section 501.13.c of the Financial Reporting Codification for guidance.

Definitive Proxy Statement on Schedule 14A filed April 16, 2010

Directors and Executive Officers of Core Molding Technologies, Inc., page 6

7.   Please disclose in future filings the business experience during the past five years of Messrs. Thomas R. Cellitti and Malcolm M. Prine. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 12

8.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
        unnecessary and describe the process that you undertook to reach that conclusion.

Elements of Direct Compensation, page 14

9.   We note the disclosure under "Peer Group Analysis" on page 13 that you target your
        compensation to the median of your peer group. With a view towards future disclosure,
        please tell us each element of compensation and total compensation where actual
        compensation fell compared to the peer group.

Profit Sharing Program, page 14

10.   With a view towards future disclosure, please tell us the threshold amount and how it was
        calculated as well as the actual amount of the profit sharing pool.

11.   We note the disclosure in footnote (2) to the summary compensation table on page 18
        that you awarded profit sharing amounts to your named executive officers for 2009.
        With a view towards future disclosure, please tell us how the amounts were determined
        for each named executive officer.

Long-Term Stock-Based Compensation, page 15

12.   We note that your current disclosure does not meaningfully explain how the board of
        directors determined the amounts of shares of restricted stock awarded to each of the
        named executive officers, to what extent there were any specific performance targets
        which were met or exceeded, and why the actual amounts of shares of restricted stock
        awarded to each named executive officer in 2009 were appropriate under the
        circumstances. With a view towards future disclosure, please provide us this
        information.

Summary Compensation Table, page 18

13.   We note the disclosure in footnote (2). Please tell us how you disclose profit sharing
        amounts in the table.

Audit Fees, page 26

14.   In future filings, please provide audit fees for two fiscal years as required by Item 9 of
        Schedule 14A.

Certain Relationships and Related Person Transactions, page 27

15.   With a view towards future disclosure, please tell us whether sales to Navistar are made on the same terms as sales to other customers.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

General

16.   We note the disclosure on page 5 of your Form 10-K for the year ended December 31, 2009 that your supply agreement with PACCAR would expire on June 30, 2010 unless extended by the parties. However, it does not appear that you have filed a current report on Form 8-K regarding the renewal or expiration of this supply agreement and there is no disclosure in your Form 10-Q regarding this issue. Please advise.

Index to Exhibits, page 27

17.   We note that you have identified the fifth amendment agreement as exhibit 10(a) to the Form 10-Q. We also note that you have incorporated this agreement by reference from exhibit 10.1 to your Form 8-K filed March 10, 2010. However, this agreement was filed as an exhibit to your Form 8-K filed May 14, 2010. Please revise accordingly in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Andrew P. Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief